Exhibit 99.1

Appointment of Vice President of Exploration

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces the appointment of Jorge Arturo Calvache as Vice President of Exploration.

Mr. Calvache has more than 30 years of experience. He has served at companies including Shell and Hocol, where he led exploration projects in the Netherlands, the United States and Colombia. Mr. Calvache holds a degree in Geology and a Masters in Geophysics from Universidad Nacional and a specialty in Management studies from Universidad de Los Andes.

Bogotá D.C., January 23, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co